UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Note: The registrant deregistered and terminated its reporting obligations under the Securities Exchange Act of 1934 in August 2009 and is filing its annual report on Form 20-F as a voluntary filer.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
EXHIBIT INDEX
EX-99.1 Release of STATS ChipPAC Ltd. dated July 19, 2010

Other Events
On July 19, 2010, STATS ChipPAC Ltd. issued a release announcing that it had drawn down US$150.0 million under a US$360.0 million term loan credit facility that it had entered into on May 18, 2010 with, amongst others, certain of its wholly-owned subsidiaries as guarantors and Bank of America, N.A., Credit Suisse AG, Singapore Branch, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, Oversea-Chinese Banking Corporation Limited, Sumitomo Mitsui Banking Corporation and United Overseas Bank Limited, as mandated lead arrangers (the “Credit Facility”). STATS ChipPAC Ltd. applied the proceeds from its drawdown under the Credit Facility to redeem all US$150.0 million in outstanding principal amount of its 7.5% Senior Notes due 2010 at their maturity on July 19, 2010. A copy of the release dated July 19, 2010 is attached hereto as Exhibit 99.1.
Exhibit
99.1	Release of STATS ChipPAC Ltd. dated July 19, 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 19, 2010

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ John Lau
Name:	John Lau
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Release of STATS ChipPAC Ltd. dated July 19, 2010